August 18, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop: 3561
100 F Street, NE
Washington, DC 20549

Attn:     William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re:    CONE Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2016
Filed August 4, 2016
File No. 001-36635

Ladies and Gentlemen:

On behalf of CONE Midstream Partners LP (the “Partnership”), set forth below are responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated August 9, 2016 regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “June 30, 2016 Form 10-Q").

For your convenience, the text of the Staff's comments are set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Consolidated Statements of Partners’ Capital and Parent Net Investment, Page 71

1.
Please tell us why you did not present a statement of partners’ capital and parent net investment for fiscal 2013 since you present a statement of operations for fiscal 2013. Refer to Rule 3-04 of Regulation S-X for guidance.

Company Response:

We respectfully advise the Staff that we considered Rule 3-04 when we omitted the statement of partners’ capital for fiscal 2013 from the 2015 Form 10-K. While we believe the 2013 statement of operations provides financial statement users, including current and potential investors, with reasonable indications of post-IPO operating results, the related 2013 statement of partners’ capital does not provide similarly useful information for current and potential investors, as the parent net investment equity structure for that period did not reflect the Partnership’s post-IPO capital structure, including the current income allocations, cash distribution methodology, sources of capital contributions, and unit-based compensation. While we acknowledge the provisions of Rule 3-04, upon careful consideration, we concluded that the 2013 statement of parent net investment no longer provided meaningful information to investors during the post-IPO periods, given the significant disparity in the capital structure of the Partnership subsequent to the IPO.

In all future filings, we will include the referenced statement for all periods required by Rule 3-04 of Regulation S-X.

2.
We note you have negative balances related to your subordinate units and general partner interest. Please tell us how you determined the allocation of the distribution of the proceeds in fiscal 2014 between the various partners’ capital accounts and why no amounts were allocated to noncontrolling interest.

Company Response:

We respectfully advise the Staff that we allocated the proceeds from the initial public offering of our common units only to the capital accounts of partners that received cash proceeds from our IPO and not to noncontrolling interests. We distributed cash proceeds from our IPO pursuant to the Contribution, Conveyance and Assumption Agreement, dated as of September 30, 2014 (the “Contribution Agreement”), by and among CONSOL Energy Inc., Noble Energy, Inc., CONE Gathering LLC (“CONE Gathering”), CONE Midstream GP LLC, the Partnership and CONE Midstream Operating Company LLC, which is filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on October 3, 2014. As disclosed on page 69 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and on page 73 of our 2015 Form 10-K, “concurrent with the closing of the IPO, CONE Gathering contributed to the Partnership a 75% controlling interest in the Anchor Systems, a 5% controlling interest in the Growth Systems and a 5% interest in the Additional Systems. In exchange for CONE Gathering’s contribution of assets and liabilities to the Partnership, CONE Gathering received:

•	through its ownership of our general partner, a continuation of a 2% general partner interest in the partnership;

•
9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest in the Partnership (the common and subordinated units were subsequently distributed to the Sponsors);

•	through its ownership of our general partner, all of the Partnerships' incentive distribution rights; and

•	an aggregate cash distribution of $408.0 million.

CONE Gathering is a joint venture formed by our Sponsors (CONSOL Energy Inc. and Noble Energy, Inc) and is wholly owned by only those two parties on a 50/50 basis. Pursuant to the Contribution Agreement, the proceeds from the IPO were required to be paid directly to CONE Gathering and immediately allocated to that entity’s ownership interests in the Partnership, which only consisted of common units, subordinated units and general partner interests. It was not appropriate to allocate any of the IPO proceeds to the noncontrolling interests in the Partnership, as those noncontrolling interests are associated with residual ownership in the operating companies by CONE Gathering LLC. These residual interests did not participate in the IPO proceeds.

3.
We note your disclosure in footnote 2 that the investment by your partners and noncontroling interest holders includes outstanding cash calls. Please tell us how you accounted for these cash calls and the guidance you relied upon.

Company Response:

We respectfully advise the Staff that we determined that it was appropriate for the Partnership to include outstanding Sponsor cash calls as an increase to receivables and an increase to equity at December 31, 2015 in consideration of the guidance provided by ASC 505-10-45-2 Equity - Receivables for Issuance of Equity. Under this guidance, it is permissible for companies to record notes that are issued as a contribution to their equity, in lieu of cash, if those notes are received in cash before the company’s financial statements are issued or available to be issued. We believe that the cash call contributions receivable from the Sponsors at December 31, 2015 are consistent with this guidance, as those cash call contributions were legally binding to the Sponsors as of the December 31, 2015 balance sheet date.

The Partnership advises the Staff that, of the $6.7 million of such contributions receivable from the Sponsors (or cash calls) that were included in equity at December 31, 2015, and which were disclosed in Notes 6 and 10 to the audited financial statements, all funds were received from the Sponsors in January 2016, prior to the issuance of the financial statements in February 2016.

Note 2 - Significant Accounting Policies

Variable Interest Entities, page 76

4.	Please disclose how your involvement with the variable interest entities affects your financial position, financial performance and cash flows. Refer to ASC 810-10-50-2AA.d.

Company Response:

We respectfully advise the Staff that the Partnership is entirely comprised of three distinct variable interest entities (“VIE’s”), CONE Midstream DevCo I LP (“Devco I” or “Anchor Systems”), CONE Midstream DevCo II LP (“Devco II” or “Growth Systems”), and CONE Midstream DevCo III LP (“Devco III” or “Additional Systems”). On page 6 of the 2015 Form 10-K, under the caption Organization Structure, we depict the Partnership’s relative ownership interest in each of these VIEs. These VIEs also correspond directly with our reportable segments, as discussed in Notes 1 and 13 within our 2015 Form 10-K. Our reportable segments do not include any additional assets or operations other than the respective VIEs. Similarly, the Partnership does not have any additional assets or operations that are not included in its reportable segments. As a result, we provide detailed financial information in Note 13 to the audited consolidated financial statements for each VIE, allowing the users of our financial statements to understand the level of involvement with each VIE. Within that footnote, we provide the following information by VIE:

•	net income;

•	depreciation expense;

•	capital expenditures; and

•	total assets

In future filings, we will more clearly link our VIE disclosures to the related financial information in our segment footnote to allow financial statement users to more clearly understand the connection between our involvement with these VIEs and the financial information presented within the Partnership’s segment disclosures, as follows:

“The Partnership’s operations are comprised of three distinct VIEs, which we refer to as our Anchor Systems, Growth Systems, and Additional Systems. These VIEs correspond with the manner in which we report our segment information in Note [ ]. Information regarding our involvement with each of these VIEs and their relative contribution to our financial position, operating results and cash flows is presented in Note [ ].”

Exhibits 31.1 and 31.2

5.
You have continued to omit the introductory language in paragraph 4 referring to internal control over financial reporting, after the end of the transition period that allowed for this omission. Please revise your certifications to present them in the exact form required in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q filed after December 31, 2015.

Company Response:

We acknowledge the Staff’s comment and will revise Exhibits 31.1 and 31.2 in all future filings to include the prefatory language in paragraph 4 referring to internal control over financial reporting, which the Partnership inadvertently omitted from the 2015 Form 10-K and subsequent Quarterly Reports on Form 10-Q, as set forth below (new language underlined):

“The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting”

Form 10-Q for the Quarterly Period Ended June 30, 2016

Note 1 - Description of Business, Initial Public Offering and Basis of Presentation

Basis of Presentation, page 8

6.
We note you did not include the statements required by Rule 10-01 (8) of Regulation S-X regarding whether (i) whether the financial statements reflect all necessary adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods and (ii) whether such adjustments are of a normal recurring nature. Please provide the required disclosure in future filings.

Company Response:

We acknowledge the Staff’s comment and will include the following disclosure in future filings to correct this inadvertent omission (new language underlined):

“Basis of Presentation and Use of Estimates
The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Accordingly, management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. These estimates are evaluated on an ongoing basis, utilizing historical experience and other methods considered reasonable under the particular circumstances. Although these estimates are based on management’s best available knowledge at the time, changes in facts and circumstances or discovery of new facts or circumstances may result in revised estimates. Actual results may differ from these estimates. Effects on the Partnership’s business, financial position and results of operations resulting from revisions to estimates are recognized when the facts that give rise to the revision become known. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the accompanying consolidated financial statements have been included.
The balance sheet at [ ] has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.”

Note 3 - Net Income per Limited Partner and General Partner Interest, pages 13-14

7.	Please show us how you retroactively applied the guidance in ASU 2015-06, Earnings per Share, to the year ended December 31, 2014.

Company Response:

We respectfully advise the Staff that when we adopted ASU 2015-06 during the six months ended June 30, 2016, it had no effect on our financial statements or disclosures because we have not completed any dropdown transactions since the Partnership completed its IPO to which the new guidance would apply. To date, the only asset dropdown transaction that has occurred was the initial dropdown from the Sponsors to the Partnership at the closing of the IPO. At that time, the Partnership’s current equity structure did not yet exist, and no units had been issued. Accordingly, the Partnership has not yet had a transaction to which the guidance in ASU 2015-06 would apply. However, we have disclosed the adoption of ASU 2015-06 in our current Form 10-Q, as any future dropdown transactions would be subjected to the provisions of this recently-issued guidance.

As requested by the Staff, the Partnership acknowledges the following with regard to the filings:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our response to the Staff's comments, please contact me at (724) 485-4000.
Sincerely,
CONE MIDSTREAM PARTNERS LP
By: CONE Midstream GP LLC, its general partner
By: /s/ David M. Khani
David M. Khani
Chief Financial Officer